SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Securities Buyback Tender Offer

(Rio de Janeiro, July 18, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that its wholly owned subsidiary Petrobras International Finance Corporation (PIFCo) today formally announced a tender offer for the buyback of its issued securities pertaining to five series of notes as listed in the following table. The purpose of this initiative is to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation.

Some of these securities carry enhancement features which currently do not contribute to accessing capital markets, since October 2005 when Moody´s Investor Services increased the rating of PETROBRAS and PFICo to investment grade.

PFICo has the option to limit the total volume of this buyback to US$ 1 billion, in addition to the securities which have already been repurchased in the past by PFICo or its affiliated companies, which may be eligible for inclusion in this Tender Offer.

Should the securities tendered exceed US$ 1 billion, PFICo may exclude one or more of the series from the buyback operation, starting with those series with longer maturities, in order to bring the total volume in line with the US$ 1 billion limit.

Securities	CUSIP/ISIN Number	Maturity	Fixed Spread (Basis points)	Benchmark US Treasury Security	Bloomberg Reference Page
PIFCo 12.375% Global Step-Up Notes due 2008 (“Step-Up Notes”)	71645WAF8 / US71645WAF86	April 1 2008	+35	4.625% U.S. Treasury Note due March 31, 2008	BBT4
PIFCo 9.875% Senior Notes due 2008 (“2008 Notes”)	EC3844981 / USG7028BAA91*; 71646FAA5 / US71646FAA57; 71646FAB3 / US71646FAB31*	May 9 2008	+35	2.625% U.S. Treasury Note due May 15, 2008	BBT4
PIFCo 9.750% Senior Notes due 2011 (“2011 Notes”)	71645WAB7 / US71645WAB72*; EC4142831 / USG7028BAB74*; 71645WAA9 / US71645WAA99	July 6 2011	+70	5.125% U.S. Treasury Note due June 30, 2011	BBT6
PIFCo 9.125% Global Notes due 2013 (“2013 Notes”)	71645WAG6 / US71645WAG69	July 2 2013	+125	4.250% U.S. Treasury Note due August 15, 2013	BBT6
PIFCo 8.375% Global Notes due 2018 (“2018 Notes”)	71645WAH4 / US71645WAH43	December 10 2018	+190	5.125% U.S. Treasury Note due May 15, 2016	BBT6
* These Notes are authorized for negotiation in the regulated market of the Luxemburg Stock Exchange

The tender offer buyback price will be the present value of the cash flow generated by the security (face value and interest), with the necessary adjustments to accord for the date of effective payment of interest and final redemption, brought to present value based on the yield of US Treasuries Benchmark at 4:00 p.m. in New York on July 20 2006, as announced in principle by Bloomberg, plus a fixed spread, both in accordance with the above table. Additionally, interest will also be paid for the period between the last interest payment date of each security and the settlement date of this tender offer.

Unless stated to the contrary, the tender offer is set to close at 5:00 p.m., New York City time on July 24 2006, and financial settlement is to take place on the third business day there after. Details of conditions and limitations of the tender offer are to be found in the Offer to Purchase document, dated July 18 2006, which can be obtained by accessing the Investor Relations website – Financial Information – Prospectus, or as shown below.

The operation is being arranged by Morgan Stanley Co., Incorporated, and UBS Securities LLC, which in their capacity as Dealer Managers, are responsible for the calculation of the price of the buyback offering of each security. The remaining institutions involved in the operation are: The Bank of New York, depository for the tender offer, The Bank of New York (Luxemburg) S.A., the Luxemburg agent bank, and D.F. King & Co., Inc., the information agent for the tender offer.

Requests for the Offer to Purchase and related documents should be made to D.F. King & Co., Inc. by calling (212) 269-5550 for the banks and brokers or (800) 859-8508, for other parties, or in writing to 48 Wall Street, New York, New York 10005. Questions on the tender offer can be made to Morgan Stanley & Co., Incorporated at (800) 624-1800 (in the United States) or (212) 761-1457 (outside the United States) and to UBS Securities LLC on (888) 722-9555, extension 4210 (in the United States) or (203) 719-4210 (outside the United States).

This announcement does not constitute an offer to buy or the solicitation of an offer to sell securities. The tender offer is being made exclusively through the Offer to Purchase document and related notification letters. The latter are invalid in any jurisdiction which does not permit them to be acted upon pursuant to the prevailing legislation.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.